Exhibit 99.1

E-House Reports Second Quarter 2014 Results

SHANGHAI, China, August 20, 2014 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced its unaudited financial results for the fiscal quarter ended June 30, 2014.

Second Quarter 2014 Financial Highlights

•                      Total revenues increased by 29% year-on-year to $210.1 million

•            Revenues from real estate online services increased by 63% year-on-year to $117.3 million, including $68.3 million in revenues from e-commerce services, which grew by 159% year-on-year

•            Revenues from primary real estate agency services increased by 1% year-on-year to $63.3 million

•            Revenues from real estate information and consulting services increased by 9% year-on-year to $17.9 million

•                      Non-GAAP(1) income from operations increased by 41% year-on-year to $23.7 million, from $16.8 million in the same period in 2013

•                      Non-GAAP net income attributable to E-House shareholders increased by 34% year-on-year, from $15.3 million, or $0.11 per diluted American depositary share (“ADS”), to $20.6 million, or $0.14 per diluted ADS

First Half 2014 Financial Highlights

•                      Total revenues increased by 33% year-on-year to $373.5 million

•            Revenues from real estate online services increased by 75% year-on-year to $195.8 million, including $118.0 million in revenues from e-commerce services, which grew by 188% year-on-year

•            Revenues from primary real estate agency services increased by 3% year-on-year to $122.6 million

•            Revenues from real estate information and consulting services increased by 27% year-on-year to $35.6 million

•                      Non-GAAP income from operations increased by 93% year-on-year from $17.6 million for the first half of 2013 to $33.8 million for the first half of 2014

•                      Non-GAAP net income attributable to E-House shareholders increased by 66% year-on-year, from $19.5 million, or $0.15 per diluted ADS, to $32.4 million, or $0.22 per diluted ADS

Xin Zhou, E-House’s co-chairman and CEO, said, “We are pleased that E-House continued its overall strong growth in the second quarter despite continued softness in China’s real estate market. In particular, our online services unit Leju continued its strong growth momentum. The real estate market in China experienced a substantial slowdown this year, which has prompted the adoption of relaxed policies by local governments of many cities, resulting in a moderate recovery in transaction volume. At the same time, many developers have shown flexibility in pricing and have increased their marketing efforts. We are hopeful that these initiatives by the government and developers will gradually improve market sentiment in the second half of this year.”

(1) E-House uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to E-House shareholders, (4) net income (loss) attributable to E-House shareholders per basic ADS, and (5) net income (loss) attributable to E-House shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

Mr. Zhou added, “In July, E-House officially launched multiple new products and services, including our real estate financial services platform, Fang Jin Suo, our online-to-offline (O2O) mobile community services app, Shi Hui, and our home price ratings website and related mobile app, Fangjiadp. In addition, Leju completed its mobile e-commerce platform 2.0 upgrade, and expanded its strategic alliances with secondary brokerage firms. As a result, we have now successfully set up five independent yet synergistic platforms, namely, online services, brokerage services, information and consulting services, financial services, and community value-added services. We will continue to focus on enhancing the content and features of the new products we’ve launched and on expanding our service coverage and user base in the second half of the year. We will also establish clear revenue models for those new services and believe they will create new value for our shareholders.”

Bin Laurence, E-House’s CFO, added, “As a result of our strong execution and our development of innovative products that are sought after by the market, we delivered continued revenue growth in the second quarter. In addition, we achieved strong year-on-year profit growth along with revenue increases.”

Second Quarter 2014 Results

Total revenues were $210.1 million, an increase of 29% from $163.4 million for the same quarter of 2013, primarily driven by revenue increases from real estate online services.

Revenues from real estate online services were $117.3 million, an increase of 63% from $71.9 million for the same quarter of 2013, contributed by growth in e-commerce and online advertising services revenues. Revenues from e-commerce services were $68.3 million, an increase of 159% from $26.4 million for the same quarter of 2013, primarily due to a 107% increase in discount coupons redeemed (see “Selected Operating Data” below for more details on the discount coupons sold and redeemed). Revenues from online advertising services were $44.8 million, an increase of 11% from $40.5 million for the same quarter of 2013, primarily due to growth in the Company’s new home and home furnishing channels. Revenues from listing services were $4.2 million, compared to $5.0 million for the same quarter of 2013.

Revenues from real estate brokerage services were $65.5 million, compared to $65.6 million for the same quarter of 2013. Real estate brokerage services include primary real estate agency services and secondary real estate brokerage services. Revenues from primary real estate agency services were $63.3 million, an increase of 1% from $62.6 million for the same quarter of 2013. Total GFA of new properties sold increased by 4% while total transaction value of new properties sold increased by 2% compared to the same quarter of 2013. (See “Selected Operating Data” below for more details on the total GFA and transaction value of new properties sold.) Revenues from secondary real estate brokerage services were $2.2 million, compared to $3.0 million for the same quarter of 2013. The decrease was mainly due to the year-over-year reduction in the number of physical brokerage stores as the Company has shifted its secondary real estate focus from offline to online.

Revenues from real estate information and consulting services were $17.9 million, an increase of 9% compared to $16.4 million for the same quarter of 2013, due to increased revenues in both information and consulting services.

Revenues from other services were $9.4 million, compared to $9.6 million for the same quarter of 2013. Other services include offline real estate advertising services, promotional events services and real estate fund management services.

Cost of revenues was $72.7 million, an increase of 4% from $69.7 million for the same quarter of 2013 primarily due to increased staff costs from primary real estate agency services, partially offset by decreased fees paid to third parties for services in connection with the Company’s online listing business, and decreased amortization of intangible assets due to the Company’s extension of its exclusive rights agreement with Baidu in October 2013 for an additional six months through

March 2015 at no additional cost, and the extension of its advertising agency agreement with SINA in March 2014 for an additional five years through March 2024 at no additional cost.

Selling, general and administrative expenses were $126.3 million, an increase of 43% from $88.5 million for the same quarter of 2013, primarily due to higher marketing and promotion expenses and higher staff-related costs for real estate online services.

Income from operations was $15.0 million, an increase of 136% from $6.3 million for the same quarter of 2013. Non-GAAP income from operations was $23.7 million, an increase of 41% from $16.8 million for the same quarter of 2013.

Net income was $16.4 million, an increase of 144% from $6.7 million for the same quarter of 2013. Non-GAAP net income was $24.7 million, an increase of 56% from $15.8 million for the same quarter of 2013.

Net income attributable to E-House shareholders was $13.4 million, or $0.09 per diluted ADS, an increase of 110% from $6.4 million, or $0.05 per diluted ADS, for the same quarter of 2013. Non-GAAP net income attributable to E-House shareholders was $20.6 million, or $0.14 per diluted ADS, an increase of 34% from $15.3 million, or $0.11 per diluted ADS, for the same quarter of 2013.

First Half 2014 Results

Total revenues were $373.5 million, an increase of 33% from $280.0 million for the same period of 2013, primarily driven by E-House’s real estate online services and real estate information and consulting services.

Revenues from real estate online services were $195.8 million, an increase of 75% from $111.7 million for the same period of 2013, contributed by growth in e-commerce and online advertising services revenues. Revenues from e-commerce services were $118.0 million, an increase of 188% from $41.1 million for the same period of 2013, primarily due to a 127% increase in discount coupons redeemed (see “Selected Operating Data” below for more details on the discount coupons sold and redeemed). Revenues from online advertising services were $69.4 million, an increase of 12% from $62.2 million for the same period of 2013. Revenues from listing services were $8.4 million, compared to $8.4 million for the same period of 2013.

Revenues from real estate brokerage services were $126.6 million, a slight increase from $124.9 million for the same period of 2013. Real estate brokerage services include primary real estate agency services and secondary real estate brokerage services. Revenues from primary real estate agency services were $122.6 million, an increase of 3% from $119.0 million for the same period of 2013, driven by a 3% increase in the total GFA of new properties sold and a 4% increase in the total transaction value of new properties sold. (See “Selected Operating Data” below for more details on the total GFA and transaction value of new properties sold.) Revenues from secondary real estate brokerage services were $4.0 million, a decrease from $5.9 million for the same period of 2013 due to the year-over-year reduction in the number of physical brokerage stores as the Company has shifted its secondary real estate focus from offline to online.

Revenues from real estate information and consulting services were $35.6 million, an increase of 27% compared to $28.0 million for the same period of 2013, due to revenue increases from both information and consulting services.

Revenues from other services were $15.5 million, compared to $15.4 million for the same period of 2013.

Cost of revenues was $131.7 million, an increase of 8% from $121.7 million for the same period of 2013, mostly due to increased staff costs from primary real estate agency services, partially offset by decreased fees paid to third parties for services in connection with the Company’s online listing business, and decreased amortization of intangible assets due to the Company’s extension of its exclusive rights agreement with Baidu in October 2013 for an additional six months through March 2015 at no additional cost, and the extension of its advertising agency agreement with SINA in March 2014 for an additional five years through March 2024 at no additional cost.

Selling, general and administrative expenses were $231.2 million, an increase of 41% from $163.5 million for the same period of 2013, primarily due to higher marketing and promotion expenses and higher staff-related costs for real estate online services.

Income from operations was $15.0 million, compared to loss from operations of $4.0 million for the same period of 2013. Non-GAAP income from operations was $33.8 million, an increase of 93% from $17.6 million for the same period of 2013.

Net income was $17.7 million, up from $0.6 million for the same period of 2013. Non-GAAP net income was $34.9 million, an increase of 81% from $19.3 million for the same period of 2013.

Net income attributable to E-House shareholders was $16.3 million, or $0.11 per diluted ADS, up from $1.0 million, or $0.01 per diluted ADS, for the same period of 2013. Non-GAAP net income attributable to E-House shareholders was $32.4 million, or $0.22 per diluted ADS, an increase of 66% from $19.5 million, or $0.15 per diluted ADS, for the same period of 2013.

Cash Flow

As of June 30, 2014, the Company’s cash and cash equivalents balance was $607.9 million.

Second quarter 2014 net cash used in operating activities was $1.6 million. Non-GAAP net income of $24.7 million, as well as increases in other tax payables and income tax payables of $6.4 million, an increase in other current liabilities of $6.4 million, and an increase in accrued payroll and welfare of $5.1 million was offset by an increase in accounts receivable of $45.1 million. Net cash used in investing activities was $25.4 million, mainly comprised of a $15.6 million purchase of preferred shares of a private third-party wealth management company during the second quarter, a $5.7 million payment related to the exclusive rights agreement with Baidu and $5.7 million in capital expenditures. Net cash provided by financing activities was $89.0 million, mainly comprised of $121.1 million in net proceeds from the April 2014 initial public offering (the “IPO”) on the New York Stock Exchange of the Company’s subsidiary, Leju Holdings Limited, partially offset by $27.6 million in dividends paid to shareholders during the second quarter and $3.3 million paid for the acquisition of the remaining non-controlling interests in the Company’s online listing business.

Business Outlook

The Company maintains its previous fiscal year 2014 revenue guidance of $910 million to $930 million, representing an increase of approximately 24% to 27% from $731.1 million in 2013. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

E-House’s management will host an earnings conference call on August 20, 2014 at 8:15 a.m. U.S. Eastern Time (8:15 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-845-675-0437
Hong Kong:	+852-2475-0994
Mainland China:	+86-10-800-819-0121

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “E-House earnings call.”

A replay of the conference call may be accessed by phone at the following number until August 28, 2014:

International:                     +1-646-254-3697

Passcode:                                          84809773

Additionally, a live and archived webcast will be available at http://ir.ehousechina.com.

About E-House

E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering more than 250 cities. E-House offers a wide range of services to the real estate industry, including real estate online services, primary sales agency, secondary brokerage, information and consulting, offline advertising and promotion and real estate investment management services. E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visit http://www.ehousechina.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as E-House’s strategic and operational plans, contain forward-looking statements. E-House may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, including Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, E-House’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of E-House’s brand or image, E-House’s inability to successfully execute its strategy of expanding into new geographical markets in China, E-House’s failure to manage its growth effectively and efficiently, E-House’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, E-House’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, E-House’s failure to compete successfully, fluctuations in E-House’s results of operations and cash flows, E-House’s reliance on a concentrated number of real estate developers, natural disasters or outbreaks of health epidemics and other risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement E-House’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), E-House uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to E-House shareholders, (4) net income (loss) attributable to E-House shareholders per basic ADS, and (5) net income (loss) attributable to E-House shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

E-House believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense and amortization of intangible assets resulting from business acquisitions, , which may not be indicative of E-House’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to E-House’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions that may continue to exist in E-House’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

In China:

Ms. Michelle Yuan

Director of Investor Relations

E-House (China) Holdings Limited

Phone: +86 (21) 6133-0754

E-mail: michelleyuan@ehousechina.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Phone: +86 (10) 8520-3073

E-mail: ej@ogilvy.com

In the United States:

Mr. Justin Knapp

Ogilvy Financial, U.S.

Phone: +1 (616) 551-9714

E-mail: ej@ogilvy.com

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEET

(In thousands of U.S. dollars)

	December 31,	June30,
	2013	2014
ASSETS
Current assets
Cash and cash equivalents	413,319	607,875
Restricted cash	2,310	1,548
Customer deposits, net	67,602	67,659
Accounts receivable, net	357,442	379,616
Advance payment for properties, current	60,076	47,650
Properties held for sale	15,305	27,496
Marketable securities	—	2,441
Short-term investment	1,279	1,268
Deferred tax assets, net	66,332	65,720
Prepaid expenses and other current assets	44,235	39,578
Amounts due from related parties	1,263	2,015
Total current assets	1,029,163	1,242,866
Property and equipment, net	50,077	47,938
Intangible assets, net	141,232	128,224
Investment in affiliates	39,052	44,964
Goodwill	51,600	51,448
Customer deposits, non-current, net	652	2,597
Investment in preferred shares of a private entity	—	15,603
Other non-current assets	43,744	75,937
Total assets	1,355,520	1,609,577

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	11,265	7,286
Accrued payroll and welfare expenses	102,632	85,397
Income tax payable	98,686	95,282
Other tax payable	40,001	41,114
Amounts due to related parties	5,536	10,786
Advance from property buyers	2,453	1,698
Advance from customers and deferred revenue	24,617	22,047
Liability for exclusive rights, current	8,968	3,251
Other current liabilities	62,467	64,962
Total current liabilities	356,625	331,823
Deferred tax liabilities	29,901	29,895
Convertible senior notes	131,651	132,205
Other non-current liabilities	1,472	851
Total liabilities	519,649	494,774
Equity
Ordinary shares ($0.001 par value): 1,000,000,000 and 1,000,000,000 shares authorized, 137,816,482 and138,580,905 shares issued and outstanding, as of December 31, 2013 and June 30, 2014, respectively	138	139
Additional paid-in capital	859,468	1,057,941
Subscription receivables	(2,148)	(181)
Accumulated deficit	(107,705)	(91,390)
Accumulated other comprehensive income	72,185	66,741
Total E-House equity	821,938	1,033,250
Non-controlling interests	13,933	81,553
Total equity	835,871	1,114,803
TOTAL LIABILITIES AND EQUITY	1,355,520	1,609,577

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2014	2013	2014

Revenues	163,415	210,145	280,022	373,456
Cost of revenues	(69,738)	(72,705)	(121,726)	(131,728)
Selling, general and administrative expenses	(88,472)	(126,264)	(163,509)	(231,185)
Other operating income	1,143	3,789	1,237	4,460
Income (loss) from operations	6,348	14,965	(3,976)	15,003

Interest expenses	—	(1,319)	—	(2,665)
Interest income	502	640	925	1,375
Other income (expenses), net	(512)	2,938	(626)	3,063
Income (loss) before taxes and equity in affiliates	6,338	17,224	(3,677)	16,776
Income tax benefit (expense)	(1,605)	(2,340)	552	(2,247)
Income (loss) before equity in affiliates	4,733	14,884	(3,125)	14,529
Income from equity in affiliates	2,008	1,554	3,687	3,129
Net income	6,741	16,438	562	17,658

Less: net income (loss) attributable to non-controlling interests	346	3,024	(409)	1,342
Net income attributable to E-House shareholders	6,395	13,414	971	16,316

Earnings per share:
Basic	0.05	0.10	0.01	0.12
Diluted	0.05	0.09	0.01	0.11
Shares used in computation:
Basic	133,025,887	138,163,946	125,739,695	138,021,900
Diluted	136,168,538	145,613,580	128,766,511	146,539,322

Note 1	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.1528 on June 30, 2014 and USD1 = RMB6.1581 for the three months ended June 30, 2014

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2014	2013	2014

Net income	6,741	16,438	562	17,658
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustment	7,766	(44)	9,296	(5,741)
Comprehensive income	14,507	16,394	9,858	11,917

Less: Comprehensive income (loss) attributable to non-controlling interests	366	3,051	(292)	1,049
Comprehensive income attributable to E-House shareholders	14,141	13,343	10,150	10,868

E-HOUSE (CHINA) HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2014	2013	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP income (loss) from operations	6,348	14,965	(3,976)	15,003
Share-based compensation expense	4,809	5,335	10,270	10,450
Amortization of intangible assets resulting from business acquisitions	5,640	3,448	11,274	8,371
Non-GAAP income from operations	16,797	23,748	17,568	33,824

GAAP net income	6,741	16,438	562	17,658
Share-based compensation expense (net of tax)	4,809	5,335	10,270	10,450
Amortization of intangible assets resulting from business acquisitions (net of tax)	4,229	2,894	8,455	6,813
Non-GAAP net income	15,779	24,667	19,287	34,921

Net income attributable to E-House Shareholders	6,395	13,414	971	16,316
Share-based compensation expense (net of tax and non-controlling interests)	4,809	4,923	10,270	10,038
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	4,143	2,237	8,279	6,084
Non-GAAP net income attributable to E-House shareholders	15,347	20,574	19,520	32,438

GAAP net income per ADS — basic	0.05	0.10	0.01	0.12

GAAP net income per ADS — diluted	0.05	0.09	0.01	0.11

Non-GAAP net income per ADS — basic	0.12	0.15	0.16	0.24

Non-GAAP net income per ADS — diluted	0.11	0.14	0.15	0.22

Shares used in calculating basic GAAP / non-GAAP net income attributable to shareholders per ADS	133,025,887	138,163,946	125,739,695	138,021,900

Shares used in calculating diluted GAAP /non-GAAP net income attributable to shareholders per ADS	136,168,538	145,613,580	128,766,511	146,539,322

CONFIDENTIAL DRAFT

E-HOUSE (CHINA) HOLDINGS LIMITED

SELECTED OPERATING DATA

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2014	2013	2014

Primary real estate agency services
Total Gross Floor Area (“GFA”) of new properties sold (thousands of square meters)	5,151	5,361	9,521	9,833
Total value of new properties sold (millions of RMB)	45,953	46,755	85,019	88,629
Total value of new properties sold (millions of $)	7,420	7,628	13,643	14,471

E-commerce services
Number of discount coupons issued to prospective purchasers (number of transactions)	40,274	89,524	63,399	137,964
Number of discount coupons redeemed (number of transactions)	24,072	49,724	36,768	83,596